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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 15
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 15 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the Schedule 14D-1) relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any other amendments or supplements thereto, constitute the "Offer").

    The Schedule 14D-1 is hereby amended and supplemented as follows:

        The Parent and the other parties to the Loan Agreement entered into a modification letter dated April 4, 1997 the full text of which is set forth in Exhibit 11(b)(3) and is incorporated herein by reference.

        On May 1, 1997, the Court granted leave to Healthdyne to file the Counterclaim opposing the Dead-Hand Elimination Proposal and the related Motion for Summary Judgment.

        On May 14, 1997, Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company (the "Company's Counsel"), on behalf of the Company, sent a letter to Simpson Thacher & Bartlett, counsel to the Parent and the Purchaser (the "Parent's Counsel"), responding to the letter sent on May 12, 1997 by the Parent's Counsel.

        On May 16, 1997, the Parent's Counsel, on behalf of the Parent, sent a letter to the Company's Counsel disagreeing with the interpretation of the Georgia Fair Price Statute set forth by the Company's Counsel in its May 14 letter and reiterating concerns about statements made by the Company in the Company's Preliminary Proxy Statement filed with the Commission on May 5, 1997 regarding the Georgia Fair Price Statute Condition. The Parent's Counsel enclosed a letter dated May 16, 1997, from King & Spalding, the Parent's Georgia counsel ("King & Spalding"), to the Commission expressing King & Spalding's opinion as to the correct interpretation of the Georgia Fair Price Statute. The full text of the Parent's Counsel letter, including the enclosed King & Spalding letter, is set forth in Exhibit 11(g)(10).

        On May 16, 1997, the Parent and the Purchaser filed a Motion for a Preliminary Injunction (the "Dead-Hand Motion") seeking an order declaring the "dead-hand" provisions of the Rights Agreement invalid and ordering the director defendants to amend the Rights Agreement to remove such provisions. The parties have agreed to a schedule for the Dead-Hand Motion which contemplates a hearing before the Court on Monday, June 16, 1997, subject to the Court's approval. A copy of the brief filed in support of the Dead-Hand Motion is set forth in Exhibit 11(g)(11).

        The Parent has retained The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey"), an Atlanta, Georgia investment banking firm, to provide advice in connection with the Offer. To date, the Parent has paid Robinson-Humphrey a fee of $100,000. Upon the acquisition of the Company, the Parent has agreed to pay Robinson-Humphrey an additional fee of $200,000. Salomon Brothers has agreed to reduce the amount of the acquisition fee payable by the Parent to Salomon Brothers in an amount equal to the fee that the Parent is obligated to pay Robinson-Humphrey upon an acquisition of the Company. The Parent will also reimburse Robinson-Humphrey for reasonable expenses (including attorneys' fees and expenses) in an amount not to exceed $15,000, and has also agreed to

                                       2
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    indemnify Robinson-Humphrey against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

ITEM 11. EXHIBITS

(b) (3)    Letter dated April 4, 1997 modifying Loan Agreement.

(g) (10)   Letter from the Parent's Counsel to the Company's Counsel dated May 16, 1997.

(g) (11)   Brief in support of Motion for a Preliminary Injunction filed by the Parent and the Purchaser on May 16, 1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: May 20, 1997
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                                 EXHIBIT INDEX

      EXHIBIT                                                                                                   PAGE
        NO.                                               DESCRIPTION                                            NO.
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
Exhibit 11(b)(3)     Letter dated April 4, 1997 modifying Loan Agreement.

Exhibit 11(g)(10)    Letter from the Parent's Counsel to the Company's Counsel dated May 16, 1997.

Exhibit 11(g)(11)    Brief in Support of Motion for a Preliminary Injunction filed by the Parent and the
                     Purchaser on May 16, 1997.